UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 14, 2024

In the Matter of

DA AI ZHI SHUI INTERNATIONAL HOLDING GROUP LTD FLOOR 1, OFFICE 25, 22 MARKET SQUARE, LONDON UNITED KINGDOM, E14 6BU

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-270205

DA AI ZHI SHUI INTERNATIONAL HOLDING GROUP LTD filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

DA AI ZHI SHUI INTERNATIONAL HOLDING GROUP LTD has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on August 14, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief